UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16951C108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951C108

1	NAMES OF REPORTING PERSONS China Opportunity S.A. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -12,297,900-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -12,297,900-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -12,297,900-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[1]	This percentage is calculated based upon 122,632,968 shares of outstanding ordinary shares as of December 31, 2011.

CUSIP No. 16951C108

1	NAMES OF REPORTING PERSONS Niccolò Magnoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -12,297,900-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -12,297,900-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -12,297,900-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 16951C108

1	NAMES OF REPORTING PERSONS Samia Rabia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -12,297,900-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -12,297,900-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -12,297,900-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 16951C108

1	NAMES OF REPORTING PERSONS François Brouxel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -12,297,900-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -12,297,900-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -12,297,900-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

Item 1(a)		Name of Issuer:

China Ming Yang Wind Power Group Limited

Item 1(b)		Address of Issuer’s Principal Executive Offices:

Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China

Item 2(a)		Name of Person Filing:

China Opportunity S.A. SICAR (the “Record Holder”) Niccolò Magnoni Samia Rabia François Brouxel

Item 2(b)		Address of Principal Business Office:

37, Rue D’Anvers, L-1130, Luxembourg

Item 2(c)		Place of Citizenship:

The place of organization of the Record Holder is Luxembourg. Mr. Magnoni is a citizen of Italy. Mrs. Rabia and Mr. Brouxel are citizens of France.

Item 2(d)		Title of Class of Securities:

Ordinary Shares.

Item 2(e)		CUSIP Number:

16951C108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(ii)(J), please specify the type of institution: Not applicable

Item 4	Ownership.

(a) Amount beneficially owned:

-12,297,900-

(b) Percent of Class:

10.0%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:

–0–

(ii) Shared power to vote or direct the vote:

-12,297,900-

(iii) Sole power to dispose or direct the disposition of:

-0-

(iv) Shared power to dispose or direct the disposition of:

-12,297,900-

The Record Holder is a venture capital investment company established under Luxembourg law in the form of a public company limited by shares. Mr. Magnoni, Mrs. Rabia and Mr. Brouxel serve on the Record Holder’s three-member board of directors. The power to vote or direct the vote and the power to dispose or direct the disposition of the 12,297,900 ordinary shares of China Ming Yang Wind Power Group Limited that are directly owned by the Record Holder resides solely with the board of directors of the Record Holder. All decisions of the Record Holder’s board of directors with respect to the voting or disposition of such ordinary shares require the affirmative vote of two of the three directors. Mr. Magnoni, Mrs. Rabia and Mr. Brouxel each disclaim beneficial ownership of the shares of China Ming Yang Wind Power Group Limited that are directly owned by the Record Holder.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

In the event that the Record Holder receives dividends from, or proceeds from the sale of, the ordinary shares of China Ming Yang Wind Power Group Limited, the Record Holder’s board of directors will determine whether to distribute such dividends or proceeds to the owners of the share capital of the Record Holder. Thus, the owners of the share capital of the Record Holder may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of China Ming Yang Wind Power Group Limited that are directly owned by the Record Holder. No other person’s interest in the ordinary shares of China Ming Yang Wind Power Group Limited that are owned by the Record Holder is more than five percent of the total outstanding ordinary shares.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2012

China Opportunity S.A. SICAR

By:	/s/ Niccolò Magnoni
	Name:	Niccolò Magnoni

	Title:	Director

Niccolò Magnoni

By:	/s/ Niccolò Magnoni
	Name:	Niccolò Magnoni

Samia Rabia

By:	/s/ Samia Rabia
	Name:	Samia Rabia

François Brouxel

By:	/s/ François Brouxel
	Name:	François Brouxel

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, of China Ming Yang Wind Power Group Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 12th day of February, 2012.

China Opportunity S.A. SICAR

By:	/s/ Niccolò Magnoni
	Name:	Niccolò Magnoni

	Title:	Director

Niccolò Magnoni

By:	/s/ Niccolò Magnoni
	Name:	Niccolò Magnoni

Samia Rabia

By:	/s/ Samia Rabia
	Name:	Samia Rabia

François Brouxel

By:	/s/ François Brouxel
	Name:	François Brouxel